

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Yi Zhang
Chief Executive Officer
Zhangmen Education Inc.
No.82 Tongjia Road, Hongkou District, Shanghai
People's Republic of China

Re: Zhangmen Education Inc.
Registration Statement on Form F-1
Filed May 19, 2021
File No. 333-256281

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed May 19, 2021

Prospectus Summary, page 1

1. Please discuss in the prospectus summary any material effects on your business that you anticipate due to the Amended Implementation Regulations of Private Education Law. In doing so, please specifically address any effects on your ability to continue to grow your business. If you do not believe the law is likely to have any material effects on your business, please disclose this and explain the basis for your belief. Please make conforming revisions to the business and regulation sections of the prospectus.

Risk Factors
Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements . . ., page 18

2. Please clarify either whether you have applied for the necessary permit or permits under the Amended Implementation Regulations of Private Education Law or when you intend to do so. In addition, please clarify whether you have any visibility into when the regulatory uncertainty due to the new laws and uncertainty is likely to end (e.g., due to the promulgation of regulatory guidance). Please make conforming revisions to the business and regulation sections of the prospectus, as necessary.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Z. Julie Gao, Esq.